Execution Version VOTING AND SUPPORT AGREEMENT This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of September 28, 2025, is made and entered into by and between EPS Ventures Ltd., a company incorporated in the Marshall Islands (“EPS” or the “Shareholder”), and Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”). WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Bounty Ltd, a Liberia nonresident domestic corporation (“Parent”), and EPS, solely for the limited purposes stated therein, are entering into an Agreement and Plan of Merger (as the same may be amended, restated or supplemented from time to time in accordance with its terms, the “Merger Agreement”), providing for, among other things, the merger of a wholly owned Subsidiary of Parent, to be formed following the date hereof (“Merger Sub”), with and into the Company, with the Company surviving such merger (the “Merger”); and WHEREAS, as of the date hereof, the Shareholder is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”)) of, and is entitled to dispose and vote 31,354,390 common shares, par value $1.00 per share, of the Company (the “Common Shares”) (such Common Shares together with any additional Common Shares of which the Shareholder becomes the “beneficial owner” after the date hereof and during the term of this Agreement in accordance with this Agreement, without duplication, the “Owned Shares”). NOW, THEREFORE, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, and in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows: ARTICLE I Definitions; Interpretation Section 1.01 Definitions. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement. Section 1.02 Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which

2 a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. ARTICLE II Representations and Warranties of The Shareholder The Shareholder hereby represents and warrants to the Company that: Section 2.01 Organization. The Shareholder is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization. Section 2.02 Ownership of Owned Shares. The Shareholder is the beneficial owner of, and has good and marketable title to, the Owned Shares, free and clear of all Liens, except for any Liens created by this Agreement or those imposed by applicable securities Laws or as disclosed under the Schedule 13G with respect to the Company filed by EPS on February 7, 2024 (the “EPS 13G”). As of the date of this Agreement, the Shareholder does not beneficially own (within the meaning of Section 13 of the Exchange Act) any Common Shares or any other Company Securities, other than the Owned Shares. The Shareholder has the sole right to vote the Owned Shares, and, except as contemplated by this Agreement, none of the Owned Shares are subject to any voting trust or other agreement with respect to the voting of the Owned Shares. The Shareholder has the sole right to dispose of the Owned Shares with no restrictions, subject to applicable securities Laws on its rights of disposition of the Owned Shares, other than as disclosed under the EPS 13G. As of the date of this Agreement, except (a) as contemplated by this Agreement and the Merger Agreement and (b) as disclosed under the EPS 13G, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Shareholder to sell, transfer, pledge, assign or otherwise dispose of (collectively, “Transfer”) or cause to be Transferred any Owned Shares or otherwise relating to the Transfer of any Owned Shares and (ii)

3 no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Owned Shares. Section 2.03 Authority; Execution and Delivery; Enforceability. The Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Shareholder of this Agreement and the performance by the Shareholder of its obligations hereunder have been duly authorized and approved by all requisite action, and no other action on the part of the Shareholder is necessary to authorize the execution and delivery of this Agreement or the performance by the Shareholder of its obligations hereunder. This Agreement has been duly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception. Section 2.04 No Conflicts; Governmental Approvals. (a) Neither the execution and delivery of this Agreement by the Shareholder, nor the performance or compliance by the Shareholder with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of the Shareholder or (ii) assuming that the actions described in Section 2.04(b) have been completed prior to the Effective Time, (x) violate any Law or Judgment applicable to the Shareholder, (y) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which the Shareholder is a party or bound, or give rise to any right to terminate, cancel, amend, modify or accelerate the Shareholder’s rights or obligations under any such Contract, or give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which the Shareholder is a party or bound or (z) result in the creation of any Lien on any properties or assets of the Shareholder (including the Owned Shares), except, in the case of clause (ii), as would not reasonably be expected to have a material adverse effect on the ability of the Shareholder to perform its obligations hereunder. (b) No Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Shareholder or the performance by the Shareholder of its obligations hereunder, other than as set forth in Section 3.04 of the Merger Agreement and filings with the SEC under the Exchange Act and such reports under, and such other compliance with, the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement. Section 2.05 Litigation. As of the date of this Agreement, there is no pending or, to the knowledge of the Shareholder, threatened in writing, legal or administrative proceeding, suit, arbitration or action or, to the knowledge of the Shareholder, investigation, against the Shareholder, that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of the Shareholder to perform its obligations hereunder. As of the date of this Agreement, there is no outstanding Judgment imposed upon the Shareholder that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of the Shareholder to perform its obligations hereunder.

4 Section 2.06 Accredited Investor; Investment Intent. The Shareholder is an “accredited investor” (as such term is defined in Regulation D under the Securities Act), with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks of an investment in the shares of the Surviving Company. The Shareholder is retaining the shares of the Surviving Company solely for its own account, for investment and not with a view toward resale or other distribution in violation of applicable securities Laws. Section 2.07 Advisors. The Shareholder has carefully considered and has, to the extent the Shareholder believes such discussion necessary, discussed with the Shareholder’s own legal, tax, accounting and financial advisors the transactions contemplated by this Agreement and the Merger Agreement in light of the Shareholder’s particular tax, financial and other situation, and has made its own determination regarding the transactions contemplated by this Agreement and the Merger Agreement. ARTICLE III Covenants of the Shareholder Section 3.01 Agreement to Vote. (a) The Shareholder agrees and hereby undertakes that at the Company Shareholders Meeting or at any other meeting of the shareholders of the Company called to seek approval of and adoption by such shareholders with respect to the Merger Agreement, the Statutory Merger Agreement or the Merger and the other Transactions, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect thereto, prior to the Termination Date (as defined below), the Shareholder shall (i) appear at any such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) vote or cause to be voted, and when a written consent is proposed, respond to each request for written consent and consent, all Owned Shares (A) in favor of approving and adopting the Merger Agreement, the Statutory Merger Agreement, the Merger and any other actions contemplated by the Merger Agreement or the Statutory Merger Agreement in respect of which shareholder approval is requested or required and for any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other Transactions, (B) in favor of any proposal by the Company to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve and adopt the Merger Agreement, the Merger and the other Transactions, (C) against any Takeover Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the other Transactions, and (D) against any other action or agreement that would reasonably be expected to (x) result in a breach of any representation, warranty, covenant or other obligation or agreement of Parent or Merger Sub under the Merger Agreement, (y) result in the conditions of the consummation of the Merger under Article VI of the Merger Agreement not being fulfilled or (z) materially impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other Transactions. The Shareholder shall retain at all times the right to vote any Owned Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those explicitly set forth in this Section 3.01 that are at any time or from time to time presented for consideration to the shareholders of the Company.

5 (b) The Shareholder hereby covenants and agrees that it shall not enter into any agreement or undertaking, and shall not commit or agree to take any action, that would reasonably be expected to restrict or interfere with the Shareholder’s obligations pursuant to this Agreement. Section 3.02 Transfer and Other Restrictions. From the date hereof until the Termination Date, the Shareholder shall not, and shall cause its Affiliates not to, directly or indirectly, (a) Transfer, or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of, any Owned Shares to any Person, (b) deposit or permit the deposit of any Owned Shares into a voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant a proxy or power of attorney with respect to any Owned Shares or create or permit to exist any Lien, except as may be imposed pursuant to this Agreement or any applicable restrictions on transfer under the Securities Act or other applicable securities Laws or (c) acquire beneficial (as defined in Rule 13d-3 under the Exchange Act) or record ownership of any additional Common Shares or any other Company Securities; provided that the foregoing shall not impact the acquisition of securities of the Company by a director or officer of the Company pursuant to any equity compensation plan. Section 3.03 Share Dividends, etc. If between the date of this Agreement and the Termination Date any class of the issued and outstanding share capital of the Company shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the term “Owned Shares” shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction. Section 3.04 Disclosure. (a) The Shareholder agrees to promptly furnish to the Company all information concerning itself as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Schedule 13E-3 (including any amendment or supplement thereto, the Proxy Statement included therein and any document incorporated by reference therein) and the resolution of comments with respect thereto from the SEC. The Shareholder agrees that none of the information supplied or to be supplied by it expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions will, as of the time such documents (or any amendment thereof or supplement thereto) are filed with the SEC or mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Shareholder with respect to information supplied by or on behalf of any other shareholder or any of Parent or the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3, as applicable. (b) The Shareholder hereby authorizes the Company, Parent and Merger Sub to publish and disclose in any announcement or disclosure required by the SEC, and in the Schedule 13E-3 and the Proxy Statement, this Agreement, the Shareholder’s identity and

6 ownership of the Owned Shares and the nature of the Shareholder’s obligations under this Agreement. The Shareholder hereby authorizes the Company to disclose, in any disclosure required by any Governmental Authority, this Agreement, the Shareholder’s identity and the nature of the Shareholder’s obligations under this Agreement. Section 3.05 No Legal Action. The Shareholder shall not, and shall cause its officers, employees and directors not to, and shall use reasonable efforts to cause its other Representatives not to, bring, commence, institute, maintain, prosecute or voluntarily aid any Action which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (b) alleges that the execution and delivery of this Agreement by the Shareholder (or its performance hereunder) or the Merger Agreement by the Company breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that the Shareholder has (or may be alleged to have) to the Company or to the other shareholders of the Company. Section 3.06 Taxes. From the date hereof until the Termination Date, the Shareholder shall, consistent with past practice and to the extent not prohibited by applicable Law, provide the Company with such documentation as reasonably requested in connection with the Company’s determination of its eligibility, absent a change in Law or official interpretation, to claim an exclusion from gross income under Section 883 of the Code for all income described in Section 883(a)(1) of the Code. Section 3.07 Expenses. Except as otherwise contemplated by the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such fees or expenses, whether or not the transactions contemplated by the Merger Agreement and this Agreement are consummated. ARTICLE IV General Provisions Section 4.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses: If to the Shareholder, to: c/o Le Montaigne 7 Avenue de Grande Bretagne MC 98000 Monaco Attention: Chris Harrison, Adam Emilianou Email: *** with copies (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate

7 London EC2N 4BQ Attention: James McDonald; Denis Klimentchenko Email: *** If to the Company, to: Cool Company Ltd. 7 Clarges Street, 5th Floor London W1J 8AE Attention: Richard Tyrrell, Chief Executive Officer Email: *** with copies (which shall not constitute notice) to: Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Attention: Robert Katz; Sam Newhouse; Douglas Abernethy Email: *** or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. Section 4.02 Severability. If any term or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party or such party waives its rights under this Section 4.02 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible. Section 4.03 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF or electronic signature), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Section 4.04 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior

8 agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. Section 4.05 Governing Law. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent the provisions of the laws of Bermuda are mandatorily applicable thereto. The parties hereto hereby irrevocably (i) submit to the jurisdiction and venue of the Bermuda courts in any Actions arising out of or relating to this Agreement or the Transactions, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action and (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court. The consents to jurisdiction set forth in this Section 4.05(a) shall not constitute general consents to service of process in Bermuda and shall have no effect for any purpose except as provided in this Section 4.05(a) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 4.01 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 4.05(b). Section 4.06 Notice of Certain Events. The Shareholder shall notify the Company in writing promptly of any fact, event or circumstance that would prevent or materially delay, interfere with, hinder or impair the performance by the Shareholder of its obligations under this Agreement.

9 Section 4.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other party hereto, and any such assignment shall not relieve such party of its obligations hereunder. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 4.07 shall be null and void. Section 4.08 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 4.05(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Section 4.09 Amendment; Waiver. At any time prior to the Termination Date, this Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto. No failure or delay by the Company or the Shareholder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Section 4.10 Termination. This Agreement and all obligations of the parties hereto hereunder shall automatically terminate, without further action by any party hereto, upon the earliest of (a) the Required Shareholder Approval being obtained, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date the Special Committee recommends, approves or adopts any Takeover Proposal and (d) the termination of this Agreement by the mutual written agreement of the Shareholder and the Company (such earliest date, the “Termination Date”). In the event of any such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Shareholder, other than liability for any Willful Breach (as defined below) of this Agreement prior to such termination; provided that the provisions set forth in Article IV shall survive the termination of this Agreement. For purposes of this Agreement, a “Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including

10 acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement. [Signature Page Follows]

[Signature Page to Voting and Support Agreement] IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above. EPS VENTURES LTD. By: /s/ Christopher James Harrison Name: Christopher James Harrison Title: President

[Signature Page to Voting and Support Agreement] COOL COMPANY LTD. By: /s/ Richard Tyrrell Name: Richard Tyrrell Title: Chief Executive Officer